April 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Dennis C. Hult, Staff Accountant

Re:      LOGIC Devices Incorporated
                        Form 8-K dated April 3, 2007
                        Filed April 6, 2007
                        File No. 0-17187

Dear Mr. Hult:

Enclosed please find an amended Current Report on Form 8-K, which has been filed in response to the comments of the Staff contained in a letter, dated April 10, 2007, relating to the above-referenced filing.

Set forth below are the comments of the Staff (in italics) contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 8-K dated April 3, 2007 filed April 6, 2007

1.         Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to April 3, 2007, the date of dismissal.  See Item 304(a)(I)(IV) of Regulation S-K.

We have amended the disclosure to comply with Item 304(a)(I)(IV) of Regulation S-K.  Please see revised fourth paragraph under Item 4.01.

Securities and Exchange Commission
Attention:  Dennis C. Hult, Staff Accountant
April 12, 2007

Exhibit 16:

2.         To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.  We note that the current filing incorrectly includes the letter in the body of the Form 8-K.  See Item 304(a)(3).

As required, we have obtained a new letter from our former accountants, Perry-Smith LLP.  This letter has been filed as Exhibit 16 to our amended Current Report on Form 8-K.

3.         To this regard, we note that the copy of the embodied accountant’s letter did not contain a conforming signature.  Refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

The letter filed as Exhibit 16 to our amended Current Report on Form 8-K contains a conformed signature as required by Item 302 of Regulation S-T.

            Also as requested in the Staff’s letter dated April 10, 2007, relating to the above-references filing, we hereby confirm:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

LOGIC Devices Incorporated

By:

/s/ William J. Volz
     Name:  William J. Volz
     Title:  President